MEMORANDUM
TO:	Alison White U. S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	February 19, 2015
SUBJECT:
Response to Comments to the initial registration statement (the "Registration Statement") filed on Form N-14 on January 16, 2015 relating to the merger of the Curian Guidance – Alt 100 Conservative Fund into the Curian Guidance – Alt 100 Moderate Fund, each a series of the Curian Variable Series Trust ("Registrant")
File No: 333-201558

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) comments to the Registration Statement received via telephone on January 30, 2015.

The comments are repeated below in italics, with responses immediately following.

1.	Proxy Cards

a.
For the Proxy Cards, please bold or highlight the text that states, "Unless indicated to the contrary, this voting instruction card shall be deemed to be instructions to vote "FOR" the proposals specified on the reverse side."

RESPONSE: The Registrant notes that the referenced text has been updated since the preliminary filing to state, "If this voting instruction card is not marked to indicate voting instructions but is signed, dated and returned, it will be treated as an instruction to vote the shares in favor of the proposal specified on the reverse side."  The Registrant confirms that this text has been bolded on the Proxy Cards, as required.

2.	General Comments

a.	Please uniformly apply all applicable comments received from the Commission Staff on other N-14 filings that were also filed on January 16, 2015 to this Registration Statement.

RESPONSE: The Registrant has applied all applicable Commission Staff comments received on the other N-14 filings to this N-14.

b.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the registrant and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Registrant has included the Tandy Representation Letter as a part of this response.

c.	Please update all references throughout the document to "Information Statement" and change them to "Proxy Statement" so as not to cause confusion to shareholders.

RESPONSE:The Registrant has updated, in all places where appropriate, the references to "Information Statement" and changed them to "Contract Owner Voting Instructions."

d.
On Page (i) of the Information Statement section, in the first sentence of the last paragraph that states in part, "The number of Shares held in the investment division of a Separate Account corresponding to the Acquired Fund for which a Contract Owner may provide voting instructions was determined as of the Record Date by dividing (i) a Contract's account value (minus any Contract indebtedness) allocable to that investment division…" please confirm that the statement "minus any Contract indebtedness" is correct.

RESPONSE: The Registrant confirms that the statement "minus any Contract indebtedness" is accurate.

e.	On Pages (ii) to (iii) of the Proxy Statement section relating to the SEC's Public Reference Room SEC's Public Reference Room:
a.	please consider removing all of the Regional Offices listed and conform the disclosure to the requirements under Item 1(b)(3) of Form N-1A.

b.	please update this section to reflect that proxy materials can also be obtained in accordance with Item 5(f) of Form N-14.

RESPONSE: The Registrant has made the requested changes, as follows:

The Trust is subject to the informational requirements of the Securities Exchange Act of 1934, as amended.  Accordingly, it must file certain reports and other information with the SEC.  You can copy and review proxy material, reports and other information about the Trust at the SEC's Public Reference Room in Washington, DC~~, and at certain of the following SEC Regional Offices:  New York Regional Office, Brookfield Place, 200 Vesey Street, Suite 400, New York, New York 10281; Miami Regional Office, 801 Brickell Avenue, Suite 1800, Miami, Florida 33131; Chicago Regional Office, 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604; Denver Regional Office, 1961 Stout Street, Suite 1700, Denver, Colorado 80294; Los Angeles Regional Office, 444 South Flower Street, Suite 900, Los Angeles, California 90071; Boston Regional Office, 33 Arch Street, 23rd Floor, Boston, MA  02110; Philadelphia Regional Office, One Penn Center, 1617 JFK Boulevard, Suite 520, Philadelphia, PA  19103; Atlanta Regional Office, 950 East Paces Ferry, N.E., Suite 900, Atlanta, GA  30326; Fort Worth Regional Office, Burnett Plaza, Suite 1900, 801 Cherry Street, Unit 18, Fort Worth, TX  76102; Salt Lake Regional Office, 351 S. West Temple Street, Suite 6100, Salt Lake City, UT  84101; San Francisco Regional Office, 44 Montgomery Street, Suite 2800, San Francisco, CA 94104~~.  You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090.  Proxy material, r~~R~~eports and other information about the Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov.  You may obtain copies of this information, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing ~~from~~ the SEC's Public Reference Section~~Branch, Office of Consumer Affairs and Information Services~~, Washington, DC 20549-1520~~, at prescribed rates~~.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

f.	Under the "Summary" section and in all other places throughout the document, where applicable, please confirm the language that references "direct or indirect" holders of the Acquired Fund's shares.

RESPONSE: The Registrant has updated the reference to "direct or indirect" holders to state as follows:

In considering whether to approve the proposal ("Proposal"), you should review the Proposal for the Acquired Fund in which you were ~~a direct or indirect holder~~ invested on the Record Date (as defined under "Voting Information").

The Registrant also confirms that there are no other similar updates that need to be made throughout the document.

g.
On Page 2 of the Proxy Statement, Proposal 1, under the first bullet point, because the prospectus disclosure for the Acquired and Acquiring Funds are so similar, please confirm the language that states "There are, however, differences in the Funds' primary investment policies and strategies of which you should be aware. For example, the Alt 100 Conservative Fund allocates a larger amount to Underlying Funds that invest in global long short equity and managed futures strategies, while the Alt 100 Moderate Fund allocates a larger amount to Underlying Funds that invest in global macro and private equity strategies."

RESPONSE: The Registrant has confirmed that this language accurately reflects each Fund's investments.

h.
On Page 2 under the first bullet point, please state directly that the risk profile is increasing, if true, because the shareholders would be moving from a conservative fund to a moderate fund strategy.

RESPONSE: The Registrant has included language to state that the risk profile is increasing as a result of the proposed merger, as follows:

The Funds also have similar investment policies.  Each Fund is structured as a fund-of-funds and invests in shares of Underlying Funds.  The Alt 100 Conservative Fund and the Alt 100 Moderate Fund seek to achieve their objectives by allocating their respective assets to Underlying Funds that invest in non-traditional investments.  There are, however, differences in the Funds' primary investment policies and strategies of which you should be aware. For example, the Alt 100 Conservative Fund allocates a larger amount to Underlying Funds that invest in global long short equity and managed futures strategies, while the Alt 100 Moderate Fund allocates a larger amount to Underlying Funds that invest in global macro and private equity strategies.  Because you will be moving from a conservative to a moderate fund strategy, your risk profile will increase as a result of the Reorganization.  For a detailed comparison of each Fund's investment policies and strategies, see "Comparison of Investment Objectives, Policies and Strategies" below.

i.
On Page 2, under the third bullet point, please clarify that the terms of the old and the new investment advisory agreements are identical and state that there is no change in the strategy as a result of the proposed investment adviser change.

RESPONSE: The Registrant has updated the language, as follows:

Curian Capital, LLC ("Curian Capital" or the "Adviser") currently serves as the investment adviser and administrator for each Fund.  However, if a proposal to change investment advisers from Curian Capital to Jackson National Asset Management, LLC ("JNAM") is approved by shareholders via a separate proxy, then JNAM will manage and administer the Moderate Fund after the Reorganization.  There will be no change to the investment strategy of the Acquiring Fund as a result of the investment adviser change, and the terms of the Investment Advisory and Management Agreement with JNAM will be identical to the terms of the current Curian Capital Investment Advisory and Management Agreement.  Curian Capital and JNAM have both received separate exemptive orders from the SEC that generally permit Curian Capital, JNAM, and the Trust's Board of Trustees to appoint, dismiss and replace each Fund's sub-adviser(s) and to amend the advisory agreements between Curian Capital or JNAM, as the case may be, and the sub-adviser(s) without, obtaining shareholder approval.  However, any amendment to an advisory agreement between Curian Capital or JNAM, as the case may be, and the Trust that would result in an increase in the management fee rate specified in that agreement (i.e., the aggregate management fee) charged to a Fund will be submitted to shareholders for approval.  Currently, neither Fund employs a sub-adviser.  For a detailed description of the Adviser, please see "Additional Information about the Acquiring Fund - The Adviser" below.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

j.
On Page 3, under the section entitled, "Comparative Fee and Expense Tables," please update all numbers in the tables under this section to reflect December 31, 2014 numbers as opposed to December 31, 2013.

RESPONSE: The Registrant respectfully declines this request.  The Registrant believes that presenting fee tables as of December 31, 2013 complies with the requirements of Form N-14 and Form N-1A because the initial filing was made within 60 days after the end of the Registrant's fiscal year (December 31) and audited financial statements for the most recent fiscal year are not yet available.

Form N-14 requires "a table showing the current fees for the registrant and the company being acquired and pro forma fees, if different, for the registrant after giving effect to the transaction using the format prescribed" by Item 3 of Form N-1A.  Form N-1A, Item 3, Instruction 3(d)(i) requires that a registrant "base the percentages of "Annual Fund Operating Expenses" on amounts incurred during the Fund's most recent fiscal year."  For the purposes of Form N-1A, the presentation of "amounts incurred during the Fund's most recent fiscal year" is linked to the fund's financial statements included in its registration statement, such as the statement of operations.  For example, Form N-1A, Item 3, Instruction 3(d)(i) states that "the amount of expenses deducted from the Fund's assets are the amounts shown as expenses in the Fund's statement of operations."  Thus, the annual fund operating expense ratios presented in the fee tables should be based upon and correspond to amounts that appear in the Fund's statement of operations.  Regulation S-X under the Securities Act of 1933 sets forth the requirements for the content of financial statements and provides instructions regarding the timeliness of financial statements included in filings.  Rule 3-18(b) of Regulation S-X states that "if the filing is made within 60 days after the end of the registrant's fiscal year and audited financial statements for the most recent fiscal year are not available, … the statements of operations … shall be provided for the preceding fiscal year."  Because the initial registration statement on Form N-14 was filed within 60 days after the end of the Registrant's fiscal year and audited financial statements for the most recent fiscal year are not yet available, the Registrant's filing on Form N-14 includes a statement of operations for the Funds for the fiscal year ended December 31, 2013.  The fee tables presented in the proxy statement/prospectus under Form N-14 correspond to this statement of operations as contemplated by Form N-1A.1  Accordingly, the Registrant believes the fee tables presenting annual fund operating expense ratios as of December 31, 2013 comply with the requirements of Form N-14 and Form N-1A.

The Registrant also would like to note that this analysis results in disclosure in the proxy statement/prospectus under Form N-14 regarding the Acquiring Fund that is consistent with the disclosure an investor would receive in the prospectus for the Acquiring Fund under Form N-1A, if such an investor were making an independent investment decision regarding the Acquiring Fund at this same point in time.  As a result, a contract owner invested in the Acquired Fund is receiving information regarding the annual fund operating expense ratios that is no different than the information that would be provided to an investor making an investment decision regarding the Acquiring Fund unrelated to the proposed reorganization.

k.
On Page 3, under the section entitled, "Comparative Fee and Expense Tables," please add a column to the tables to include what the merger pro forma numbers would be if the merger of the Curian Guidance – Alt 100 Growth Fund is also merged into the Curian Guidance – Alt 100 Moderate Fund.

RESPONSE: Because the merger of the Curian Guidance – Alt 100 Growth Fund into the Curian Guidance – Alt 100 Moderate Fund is not subject to shareholder approval, the pro forma numbers already contemplate both the Curian Guidance – Alt 100 Conservative Fund and the Curian Guidance – Alt 100

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

Growth Fund merging into the Curian Guidance – Alt 100 Moderate Fund.  The Registrant has added language to this section to clarify that the pro forma numbers reflect both Fund mergers into the Curian Guidance – Alt 100 Moderate Fund.

l.
On Page 3, under the section entitled, "Comparative Fee and Expense Tables," please clarify in Footnote 4 whether the reduction in the Administrative Fee will occur whether or not the change in investment advisers from Curian Capital, LLC to Jackson National Asset Management, LLC is approved by shareholders.  Please similarly clarify in Footnote 4 whether the reduction will occur if the Reorganization is not approved by Contract Owners.

RESPONSE: The Registrant has updated the footnote, as follows:

4  In conjunction with the separate proposal to change investment advisers, the Board approved a reduction of 5 basis points in the Administrative Fee at its January 8, 2015 Special Board Meeting. This reduction in the Administrative Fee will occur whether or not the Reorganization is approved by shareholders, but is contingent upon shareholder approval of the investment adviser change from Curian Capital to JNAM.

m.
On Page 4, under the section entitled, "Comparative Fee and Expense Tables," please update the portfolio turnover percentage to reflect a percentage as of December 31, 2014 as opposed to June 30, 2014.

RESPONSE: The Registrant respectfully declines this request.  Portfolio turnover rates as of December 31, 2014 are not yet available.  In addition, the Registrant believes that providing portfolio turnover rates for the Funds for the six-months ended June 30, 2014 provides investors with meaningful disclosure consistent with that presented in the Funds' most recent shareholder reports.

n.
On the top of Page 5, under "Comparison of Investment Adviser," please update the language that follows the asterisk to state that the investment adviser change is subject to approval of each Fund's shareholders as opposed to stating that it is subject to approval of the Trust's shareholders.

RESPONSE: The Registrant has updated the referenced language to reflect that the investment adviser change is subject to the approval of each Fund's shareholders, as follows:

*Although it is being proposed that Jackson National Asset Management, LLC become investment adviser to the Funds, subject to approval of ~~the Trust~~ each Fund's shareholders, with such change to become effective on April 27, 2015.

o.	On Page 9, please update the performance bar charts to reflect the same scale for ease of comparison.

RESPONSE: The Registrant has made the requested change.

p.	On Page 10, please advise why we consider the Credit Suisse Hedge Fund Index to be an "appropriate broad-based securities market index" as per Instruction 5 to Item 27(b) of Form N-1A.

RESPONSE: The Registrant considers the Credit Suisse Hedge Fund Index to be an "appropriate broad-based securities market index" because it is widely recognized and used and is not administered by an organization that is an affiliated person of the Acquired Fund or Acquiring Fund, their investment adviser, or principal underwriter.

q.
On Page 10, please advise whether the Credit Suisse Hedge Fund Index is net of fees and expenses.  If it is not net of fees and expenses, please include a parenthetical that states that it "reflects no deduction for fees, expenses or taxes" as per Item 4(b)(2) of Form N-1A.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

RESPONSE: The Registrant confirms that the Credit Suisse Hedge Fund Index is not net of fees and expenses, and therefore, has added the parenthetical required under Item 4(b)(2) of Form N-1A.

r.
On Page 10 for the Average Annual Total Returns for the Alt 100 Moderate Fund, please include the parenthetical required under Item 4(b)(2) of Form N-1A that states that the index "reflects no deduction for fees, expenses or taxes" in all places, where appropriate.

RESPONSE: The Registrant has added the parenthetical required under Item 4(b)(2) of Form N-1A for all indices included in the Average Annual Total Return table for the Alt 100 Moderate Fund, as appropriate.

s.
As per Item 4(b)(2), Instruction 2(b) of Form N-1A, in all places where a secondary benchmark is included, please disclose information about the additional index in the narrative explanation accompanying the bar chart and table.

RESPONSE: The Registrant has made the requested change.  The narrative explanation accompanying the bar chart and table now states:

The performance information shown below provides some indication of the risks of investing in each Fund by showing changes in the Funds' performance from year to year and by showing how the Funds' average annual returns compared with those of broad-based securities market indices and a composite index which have investment characteristics similar to those of the Funds. Past performance is not an indication of future performance.

t.
On Pages 10 and 11, in the "Capitalization" section, if the repositioning costs of the proposed merger will be material, please disclose the materiality of those costs including the fact that such costs will be borne by shareholders of the Funds.

RESPONSE: The Registrant confirms that the repositioning and/or transition costs of the proposed merger will not be material.

u.	On Page 15, under "Contingency Plan," please consider rewording this section.

RESPONSE: The Registrant has made the requested change.  The disclosure now states:

If the Reorganization is not approved by shareholders, the Funds will continue to operate as they currently do and the Board will consider what actions are appropriate and in the best interests of Contract Owners that have assets invested in the Funds.

3.	Accounting Comment

a.	Please include the Pro Forma net assets and expense adjustments assuming the merger of both target funds into the Acquiring Fund.

RESPONSE: The second paragraph of the Pro Forma financials on Page C-2 has been updated, as follows:

The unaudited pro forma information set forth below for the twelve months ended June 30, 2014 is intended to present supplemental data as if the proposed Reorganization of Alt 100 Conservative Fund (the "Acquired Fund") into Alt 100 Moderate Fund (the "Acquiring Fund") (collectively, the "Funds") had occurred as of July 1, 2013. These amounts also include the reorganization of a separate series of the Curian Variable Series Trust, the Curian Guidance – Alt 100 Growth Fund ("Alt 100 Growth Fund), into the Alt 100 Moderate Fund.  The reorganization of the Alt 100 Growth Fund is described in a separate combined information statement/prospectus and is not subject to shareholder approval. The Reorganization is intended to combine the Acquired Fund with a similar fund advised by Curian Capital, LLC ("Curian Capital" or "Funds Management"). There is a shareholder proposal in a proxy statement that has been sent out to all shareholders of the Trust that is asking for approval of a new investment advisory agreement with respect to each fund of the Trust.  If this proposal is approved by shareholders, the new investment adviser of the Acquiring Fund will be Jackson National Asset Management, LLC ("JNAM"),

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

effective as of April 27, 2015.  The Reorganization is expected to be effective as of the close of business on April 24, 2015, or on a later date agreed upon by the Trust ("Closing Date").

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully. In addition to the changes described above, the Registrant has also made changes based on comments received from the Commission Staff on other N-14 filings, which for consistency purposes have been applied to this N-14 in all places where applicable.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:File

1 The Registrant also has filed an interim statement of operations as required by Rule 3-18(b) of Regulation S-X.  Although this interim statement of operations provides information regarding the expenses incurred by the Funds during fiscal year 2014, the information covers only the first six months of the fiscal year.  The Registrant does not believe that annualizing such information is required by Form N-14 or Form N-1A.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

February 19, 2015

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Alison White

Re:	Curian Variable Series Trust
File Nos: 333-201558 and 811-22613

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced proxy statement effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filing effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filing; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 312-730-9721.

Sincerely,

Diana R. Gonzalez
Assistant Vice President